May 3, 2006

Mr. Steven Jacobs

Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Affordable Residential Communities Inc.
Affordable Residential Communities LP
Amendment No. 1 to Registration Statement on Form S-11
Filed April 25, 2006
File No. 333-129254

Dear Mr. Jacobs:

On behalf of Affordable Residential Communities Inc. (“ARC”) and Affordable Residential Communities LP (“OP”) and in response to your letter to us dated April 26, 2006 regarding your review of Amendment No. 1 to our Registration Statement, we are forwarding for filing concurrently herewith Amendment No. 2 to the Registration Statement (“Amendment No. 2”).  The numbering below corresponds to the numbering in your letter to us, and we have preceded our response with the text of the question or comment made in the letter.

Form S-11

Financial Statements

Senior Exchangeable Notes Due 2025

1.  We note your response to prior comments 1 and 2.  Please revise your notes to the financial statements within an amended filing on Form S-11 to disclose the terms of your liquidated damages provision and the total maximum amount of cash payments that could be payable under this provision.  Reference is made to paragraph 4 of SFAS 129.  Additionally, advise us how you have accounted for the liquidating damages provision within your financial statements and give consideration to disclosing the same within your filing.

Our Response

We have valued the liquidated damages provision of the registration rights agreement at nominal value.  In determining this as the fair value, we considered the following factors.

The registration rights agreement of the senior exchangeable notes provides that there is a 180-day period to have the registration statement declared effective before liquidated damages apply.  The private placement closed on August 9, 2005, and we had prepared to file the registration statement and have it declared effective within the 180-day period at that time.  Due to issues regarding the possibility of discontinuing ARC’s REIT status, the 180-day period to have the registration statement declared effective expired on February 5, 2006, and our filing had not been declared effective as of that date.

According to the agreement, liquidated damages are to be paid for each day following registration default until the registration is declared effective in an amount equal to 0.25% of the principal amount of the notes on an annual basis for the first 90 days following the registration default.  The rate increase to 0.50% (the maximum annual rate) of the principal amount on and after the 91st day following registration default. Liquidated damages incurred through April 28, 2006 are approximately $54,255 and would be as high as $59,550 by the end of the first 90 days following the default. We expect that the registration statement will be effective prior to the end of the 90-day period. At the time of filing our Form 10-K for the year ended December 31, 2005, this liability was considered insignificant for disclosure purposes as a subsequent event.

We have determined that, subsequent to the initial declaration of effectiveness of the registration statement, it is extremely unlikely that any events will occur that could trigger the payment of any additional liquidated damages. Accordingly, the registration rights agreement was valued a nominal value at inception.

We are accounting for the incremental interest related to the liquidated damages provision as interest expense on the accrual basis.

Additional Disclosures to be Added to Footnote

Our discussion in the footnote to our financial statements contained in Amendment No. 2 therefore adds the following disclosures:

“In connection with the sale and issuance of the notes and pursuant to a registration rights agreement, ARC and the OP agreed to file a registration statement with the SEC with respect to the notes.  In the event that the registration statement was not declared effective by the SEC within 180 days of the closing of the sale of the notes, which occurred on August 9, 2005, the holders of the notes are entitled to receive liquidated damages.

In the event of a registration effectiveness default as described above, the holders of the notes are entitled to liquidated damages to be paid for each day following the default until the registration statement is declared effective in an amount equal to 0.25% of the principal amount of the notes on an annual basis for the first 90 days following the default.  The rate increases to 0.50% (the maximum annual rate) of the principal amount on and after the 91st day following the default.  Liquidated damages incurred by us through April 28, 2006 pursuant to this provision are approximately $54,255 and would be as high as $59,550 by the end of the first 90 days following the default.  We expect that the registration statement with respect to the notes will be effective prior to the end of the 90-day period.

We have determined that, subsequent to the initial declaration of effectiveness of the registration statement, it is extremely unlikely that any events will occur that could trigger the payment of any additional liquidated damages.  Accordingly, the registration rights agreement was valued a nominal value at inception.

We are accounting for the incremental interest related to the liquidated damages provision as interest expense on the accrual basis.

We welcome any additional comments you may have after reviewing the above information.

Sincerely,

/s/  Lawrence E. Kreider

Lawrence E. Kreider

Executive Vice President and Chief Financial Officer

Affordable Residential Communities Inc.